UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of Grupo Aval Acciones y Valores S.A. General Shareholders’ Meeting to be held on March 28, 2014 and proposed distribution of profits to be considered by the General Shareholders’ Meeting

On March 4, 2014 Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informed the following:

1.
The Ordinary General Shareholders´ meeting of Grupo Aval will be held on March 28, 2014, at 9:00 am, in the Salón de Asambleas de Banco de Bogotá (located at Calle 36 No. 7-47, 1st floor – Bogotá D.C.).

2.
The following will be the proposed distribution of profits, for the six month period beginning on July 1st, 2013 and ending on December 31st, 2013, to be considered at such Ordinary General Shareholders Meeting:

GRUPO AVAL ACCIONES Y VALORES S.A.
PROPOSED DISTRIBUTION OF PROFITS
FOR THE PERIOD BEGINNING ON JULY 1st, 2013 AND ENDING ON DECEMBER 31st, 2013
GENERAL SHAREHOLDERS' MEETING

Net Income			766,063,158,776.71

With tax benefit		766,063,158,776.71
Without tax benefit		0.00

Plus:
Occasional reserve release for the General Shareholders Meeting disposal			3,373,687,776,362.20
With tax benefit		2,912,995,177,505.37
Without tax benefit		460,692,598,856.83

Plus:
Reimbursement of reserves destined to pay dividends
regarding an issuance of shares made during december 2013			994,652,660.40

Total Income available for the General Shareholders' meeting disposal			4,140,745,587,799.31

a) To constitute a legal reserve of up to 50% of the subscribed			813,260,431.00
capital according to Article 452 of the Code of Commerce		813,260,431.00

b) To distribute a cash dividend of $ 4,50 per share per month from April to September 2014, including these two months as follows:			550,987,463,673.00
Over 20,406,943,099 common and preferred outstanding shares
With tax benefit		550,987,463,673.00
Charged to the profits of the second semester of 2013	550,987,463,673.00

Dividends shall be paid within the first ten (10) days of each month to shareholders at the moment each payment is due, according to applicable regulations, and proportionally to their paid portion at the moment the dividend is due.

Note: In accordance with Article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulation of the Colombian Stock Exchange, dividends for the month of April 2014, will be paid from the fourth trading day following the date in which the shareholders' general assembly approves the distribution of profits, which is from April 3. In this month, dividends will be paid until April 12, 2014.

Occasional reserve for disposal at the General Shareholders Meeting			3,588,944,863,695.31

Total with tax benefit		3,128,252,264,838.48
Year 2013 - Second Semester - With Tax Benefit	766,063,158,776.71
Acumulated - with tax benefit	2,362,189,106,061.77

Total without tax benefit		460,692,598,856.83
Year 2013 - First Semester - Without Tax Benefit	0.00
Acumulated - without benefit	460,692,598,856.83

TOTAL			4,140,745,587,799.31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel